 August 26, 2011
Securities and Exchange Commission
Division of Corporate Finance
100 F Street
Washington, DC 20549-6010

Attention: Tara L. Harkins

Re:	Tel-Instrument Electronics Corp
Form 10-K for the fiscal year ended March 31, 2011
Filed June 29, 2011 File Ni. 001-031990

Dear Ms. Harkins:

We have reviewed your comments carefully, and have set forth below our responses under the item numbers of your August 10, 2011 letter.

Form 10-K For the Fiscal Year Ended March 31, 2011

Item 7 – Management’s Discussion and Analysis of Financial Conditions and Results of Operations, page 13

Critical Accounting Policies, page 17

Note 19.  Fair Value Measurements, page 47

1.
We note your response to prior comment 5 that you believe use of the most recent 12 months volatility (i.e., for the period April 1, 2010 through March 31, 2011) to be most representative of your future performance due to the major program wins over the last few years and also that “over the last year [your] stock activity has been relatively stable.” We note from your response to prior comment 5 in your letter dated June 28, 2011 that you provided the same rationale in explaining your use of the volatility for the 12 month period from January 1, 2010 through December 31, 2010 for purposes of your December 31, 2010 valuation. It remains unclear to us how your current volatility assumptions are consistent with the guidance in paragraphs 718-10-55-36 through 41 of the FASB Accounting Standards Codification.. Please explain to us why you no longer believe your volatility during the period from January 1, 2010 through March 31, 2010 is representative of your future performance. Explain why your assessment of this period has changed from your December 31, 2010 valuation. Further to the above, please explain why you believe the most recent 12 months will be most representative of your performance over the expected term of the related instrument (8.45 years).

In accordance with our recent telephone conversation, beginning with our financial statements for the period ended June 30, 2011 and for future filings, we will use January 1, 2010 as the initial bookend for calculation of our volatility used in the calculation of our warrant liability.

2.
We note your response to prior comment 3. Please revise future filings to quantify the effect of volatility assumptions on your warrant liability and change in fair value of common stock warrants. In this regard, provide appropriate disclosures so as to not make such information confusing.

Beginning with our financial statements for the period ended June 30, 2011, we have included in our Critical Accounting Policy on Fair Value Measurements a disclosure that if the Company used different measurements in calculating the volatility of its stock, it could have an impact on its balance sheet and statement of operations. Since we used the January 1, 2010 as our initial bookend, we have also added this additional comment to inform readers that changes in volatility can affect the financial statements.  Any further information, in our opinion, would be misleading.

We appreciate your comments and look forward to any response you may have to our letter. I, of course, would be glad to discuss any of our responses above by telephone.

  Sincerely,

/s/ Joseph P. Macaluso
     Joseph P. Macaluso
     Principal Accounting Officer